EXHIBIT 12.1

UDR, Inc.
Computation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Loss from continuing operations	$(23,123)	$(34,130)	$(21,382)	$(66,977)

Add (from continuing operations):
Interest on indebtedness (a)	41,542	37,660	76,287	76,817
Portion of rents representative of the interest factor	517	503	1,033	998
	$18,936	$4,033	$55,938	$10,838
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness	$41,542	$37,660	$76,287	$76,817
Capitalized interest	5,136	3,488	9,988	6,092
Portion of rents representative of the interest factor	517	503	1,033	998
Fixed charges	$47,195	$41,651	$87,308	$83,907

Add:
Preferred stock dividends	$1,840	$2,327	$4,148	$4,695
Premium on preferred stock	2,791	175	2,791	175
Combined fixed charges and preferred stock dividends	$51,826	$44,153	$94,247	$88,777

Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock	—	—	—	—
For the three months ending June 30, 2012, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $28.3 million and $32.9 million, respectively.
For the six months ending June 30, 2012, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $31.4 million and $38.3 million, respectively.
For the three months ending June 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $37.6 million and $40.1 million, respectively.
For the six months ending June 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $73.1 million and $77.9 million, respectively.